SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October 2007

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Prana Biotechnology Unlisted Options Cancelled

Prana Biotechnology Unlisted Options Cancelled

Melbourne, Australia - October 17, 2007: Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), advises that 1,000,000 options issued to a director with $0.00 exercise price, exercisable when the share price reaches $1.00 for 5 consecutive days exercisable on or before 30 June 2010 and 1,000,000 options issued to a director with $0.00 exercise price, exercisable when the share price reaches $0.80 for 5 consecutive days exercisable on or before 31 July 2009 have been cancelled following the director’s retirement from the Prana Board as previously announced on 2 July 2007. These options were issued under the 2004 ASX Plan, which contains cancellation conditions upon retirement.

About Prana Biotechnology Limited
Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant) By /s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date:  October 17, 2007